February 2, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER COMMENCES DEEP UNDERGROUND DRILL PROGRAM,
UPDATES SANTA MARGARITA AND LOS POZOS DEVELOPMENT AT GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce the commencement of a major deep drilling program and to report on the successful development progress at the recently discovered Santa Margarita and Los Pozos zones in the Rayas area of the Guanajuato Mine Complex. New plans, sections and assay tables for this work can be found on the Company website at http://www.greatpanther.com/s/Guanajuato.asp.

The deep drilling marks the start of the 65,000 metre program announced in September 2009 as part of Great Panther’s new 3-year growth strategy to increase production and resources at its two producing mines in Mexico. This initial phase of approximately 12,000 metres of underground drilling in the Rayas area at Guanajuato is part of an ongoing program of approximately 20,000 metres at Guanajuato and 8,000 metres at Topia, in 2010. The Deep Rayas program will ultimately test a very prospective area directly below the extensive Rayas workings over a strike length of 600 metres and at least 200 metres vertically below the 435 level.

Further to the discovery of the gold-rich Santa Margarita and the silver-rich Los Pozos structures (GPR news release, October 01, 2009), development has advanced with very encouraging results from channel sampling. Sampling on the lowest and most recent “leg” of the Santa Margarita ramp has returned average grades of 8.07g/t gold and 25g/t silver along a strike length of 86 metres and over a ramp width of 3.41 metres (approximately 2.5 metres true width). In addition, the 310 sublevel has been driven for 80 metres along the strike length of the Los Pozos mineralization where four cross cuts have exposed the complete width of the zone. Results of channel sampling of the cross cuts include the 295N, which cut 16.45 metres (11.5 metres true width) grading 546g/t silver and 2.50g/t gold and the 335N, which intersected 13.0 metres (9.1 metres true width) with a composite grade of 733g/t silver and 2.11g/t gold.

In preparation for the Deep Rayas program, drill stations have been completed along a 250 metre long drift in the hanging wall on the 390 level. During 2010, this drift will be extended along strike by 150 metres to the northwest towards the Cata deep development and by 200 metres to the southeast. Sporadic deep drilling by the previous mine owner indicates that silver-gold mineralization in the Veta Madre and a hanging wall zone continue down dip to at least the 1550 metre elevation, or approximately 110 metres vertically below the last significant development on the 435 level. The deep Rayas drilling will test the continuity of mineralization down to the 1450 metre elevation, or 645 metres vertically from surface. One goal of this program is to provide a sufficient amount of information such that a mineral resource estimation for this area can commence later in the year.

Initial drilling on section 100S will intersect the known Santa Margarita structure as well as the Veta Madre. The former is located near the upper contact of a structure-parallel diorite dyke, a contact that has seen little to no historical exploration along more than 2 kilometres of strike length from Rayas to Valenciana. The Veta Madre structure, the main focus of previous mining efforts at Guanajuato, occurs along or near the lower diorite contact. The Santa Margarita ramp development is currently being extended to the 435 level (1665 metre elevation). Considering that gold-dominant mineralization in the Santa Margarita vein only begins at the 390 level (1710 metre elevation), the zone holds significant promise at deeper levels.

On the Los Pozos structure, ramp access development has reached the 310 level (1790 metre elevation) where sublevel development has been driven in the mineralized zone, in preparation for mechanized cut and fill production mining. The first of three new underground drill jumbos has been installed in this area which will facilitate faster ongoing development and increased production. In addition to the aforementioned channel sampling results, several new underground drill holes were completed on the Los Pozos zone, with the deepest hole, UT09-092, intersecting 11.6 metres (7.8 metres true width) grading 276g/t silver and 0.82g/t gold. Further core drilling at Los Pozos is planned and, in the interim, ramping will continue down to the 345 level (1755 metre elevation).

“We are very encouraged by the excellent grades and widths of the Santa Margarita and Los Pozos zones, and particularly by their potential downward extension”, stated Great Panther’s President & CEO, Robert Archer. “These new discoveries underscore the long-term potential of this world class orebody.”

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.